Filed by Compass Bancshares, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: TexasBanc Holding Co.
Commission File No. 001-31272
Dated: October 6, 2005

October 6, 2005
Q&A #3
Questions & Answers About the
Compass/TexasBank Merger, Edition #3

Compass continues to bring you answers to the questions you’re asking in this third edition of Questions & Answers regarding the Compass/TexasBank merger.
Vacation
Under our vacation plan, if we are not able to take our vacation as scheduled because of our workload during the final three months of the year, our managers may approve that we carry over a maximum of one week into the next calendar year. Will this provision apply during fourth quarter 2005?
     Yes. Although TexasBank encourages employees to exhaust their vacation before the end of the year, in keeping with TexasBank’s current policy, employees who have proper approvals may carry over a maximum of five vacation days into 2006. These vacation days can be taken at the employee’s choosing during the first quarter of 2006 with appropriate managerial approval, and any amount not taken before the merger will be added to the employees’ vacation balance with Compass following the merger.
How will my vacation accrual work in 2006?
     On Jan. 1, 2006, you will begin accruing vacation days for 2006 under TexasBank policy and may take vacation as allowed by the policy.
     Once the merger is complete, you then will begin accruing vacation under Compass’ policy and can begin taking vacation under those provisions. Your total accrual for the year will be the amount of vacation time you are eligible for according to your grade level and length of service, minus any vacation you’ve already taken.
     Upon the merger, employees’ current balance will transfer to the Compass program. If your job grade and length of service makes you eligible to accrue more vacation annually than you would have at TexasBank, the amount of the increase will be added to your balance.
     In the reverse situation, where the vacation allowance at Compass is less than that at TexasBank, employees’ TexasBank accrual amount will continue to be available as long as they stay in a position that qualifies them for that amount. See the Q&A below for more information.
     In many, if not most, cases this transition will be seamless because we expect that the amount of vacation an employee has under the TexasBank program will be the same as what he or she will have with Compass.
     Here are two examples of how the transition from one vacation policy to the next can work:
     1) John Brown is a non-officer employee at TexasBank with four years of service. His vacation accrual is two weeks annually. He has a cruise scheduled for January 2006 and takes five days of vacation that month prior to the merger. In late January, the merger occurs and John’s job is grade level 8. Under Compass’ vacation policy, his annual accrual is the same: two weeks. Therefore, upon the merger he has one week of vacation for the remainder of 2006 (two weeks of vacation minus the five days he’s already taken).
     2) Joan Smith is a vice president at TexasBank with 11 years of service. Her vacation accrual is three weeks annually. In late January, the merger occurs and her job is grade level 18. Under Compass’ vacation policy, her annual accrual is four weeks. Joan has not yet taken any vacation. Therefore, upon the merger she has four weeks of vacation for 2006.
Will I lose vacation time under Compass’ policy?
     No. In fact, depending on how your current job “maps” to its equivalent at Compass, you actually may be eligible to accrue more vacation than you do currently.
     Some jobs at TexasBank, depending on how they convert to Compass jobs in terms of grade level, may be eligible for less vacation accrual than they currently qualify for under TexasBank policy. If so, Compass will apply a special provision for those employees so they can enjoy the same amount of vacation accrual at Compass as they do at TexasBank, i.e., those

TexasBank employees’ vacation amount will be “grandfathered” throughout their employment to allow the employees to continue that level of vacation accrual.
     However, if an employee’s job at TexasBank is eliminated and he or she takes a lower-level job at Compass that has a lower level of vacation accrual than what the employee had in his or her previous position, then the new lower level of vacation accrual will apply. Conversely, if an employee is displaced and moves to a higher-level job at Compass that qualifies the employee for a higher level of vacation accrual than he or she previously had, the new higher level of vacation accrual will apply.
What happens if I take vacation early in 2006 and then I either leave TexasBank or Compass voluntarily or am displaced?
     If you take vacation time – either under TexasBank or Compass provisions – that you have not yet accrued and then leave the company or are displaced, the dollar equivalent of the amount of vacation taken but not accrued will be deducted from your final paycheck, consistent with the provisions of the policies.
Do I have to work a certain length of time as a Compass employee to be able to use my vacation?
     No. Just like the TexasBank program, your annual accrual amount is available at the beginning of each calendar year and you may use it as you prefer, subject to managerial approval. However, as stated above, your final paycheck would be reduced to compensate for any vacation that was taken but not accrued.
Note: This document is intended to address questions about how Compass will administer vacation policy prior to and after its merger with TexasBank. It is addressed to TexasBank employees in general and is not intended as a guarantee of employment or a continuation of employment with Compass and should not be construed as such.

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